ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

June 8, 2018	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:      PIMCO Registered Funds -- Loan Origination

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding loan originations received from you in a letter dated December 1, 2016 in connection with PIMCO Flexible Credit Income Fund’s initial registration statement1 on Form N-2 and related comments received from you via telephone on September 15, 2017 in connection with further discussion between Ropes & Gray LLP and you relating to PIMCO-sponsored registered investment companies (the “Funds”) possibly engaging in loan originations.

We note that disclosures regarding possible loan originations by PIMCO Flexible Credit Income Fund were removed from the Fund’s pre-effective registration statement in response to the Staff’s comments and in connection with the SEC declaring the registration statement effective. As discussed with you, the following responses are an effort to resolve the Staff’s comments regarding loan originations, with respect to PIMCO Flexible Credit Income Fund as well as for other Funds that may engage in loan originations going forward, in accordance with applicable public disclosures.

1 Substantially similar comments were also received from you via telephone on May 22, 2017 in connection with the Staff’s review of the shelf registration statements for PIMCO Income Opportunity Fund and PIMCO Corporate & Income Strategy Fund.

The following sets forth the Staff’s comments and PIMCO’s responses thereto. Note that certain non-substantive edits have been made to the comments below so as to apply to any particular Fund or Funds.

September	15, 2017 Comments

1.	Comment: Please describe the process for a Fund originating loans (i.e., what does it mean for a Fund to engage in loan originations?).

Response: PIMCO considers a loan to be originated by a Fund when (1) the Fund faces the borrower directly without the participation of an intermediary, meaning that PIMCO negotiates directly with the borrower, and (2) the Fund assumes all of the risk of loss associated with issuing and holding the loan (to the extent the Fund continues to hold the loan after issuance). A loan origination would not include, for example, a syndicated loan in which the Fund purchases an interest, a loan participation or assignment, a direct purchase of a loan originated by a third party or other instances in which the Fund purchases an already-existing loan.

The process for originating a loan generally entails providing financing to borrowers directly or through companies acquired (or created) and owned by or otherwise affiliated with one or more Funds. PIMCO would generally negotiate the terms of the loan with the borrower. Loan originations may be secured or unsecured and, in determining whether to make a direct loan, a Fund will rely primarily upon the type, quality and sufficiency of the collateral as well as the creditworthiness of the borrower.

2.	Comment: How much of a Fund’s assets would be expected to be used to originate loans? Would the Funds be subject to any upper limit on loan originations?

Response: The extent to which a Fund’s assets are used to originate loans will vary by Fund and generally will be based on PIMCO’s economic outlook on the extent to which attractive opportunities are available in the marketplace. In general, a Fund’s loan originations will be subject to its existing investment limitations with respect to investments in loan instruments.

3.	Comment: Please provide any examples of other registered funds originating loans.

Response: Although the Funds are not able to confirm if other registrants in fact engage in loan originations, the Funds refer the Staff to, for example, certain series of the J.P. Morgan Income Funds, which disclose that they may originate loans.2 The Funds also

2 Series of the J.P. Morgan Income Funds have the following disclosure:

In addition to investing in loan assignments and participations, the Strategic Income Opportunities Fund, Global Bond Opportunities Fund, Unconstrained Debt Fund and Income Fund may originate Loans in which the Fund would lend money directly to a borrower by investing in limited liability companies or corporations that make loans directly to borrowers. The terms of the Loans are negotiated with borrowers in private transactions. Such Loans would be collateralized, typically with tangible fixed assets such as real property or interests in real property. Such note that it is common for business development companies, which are subject to regulation under the Investment Company Act of 1940, as amended (the “1940 Act”), to engage in loan originations.3

December 1, 2016 Comments

4.	Comment: Please disclose the following with respect to loans that might be originated by a Fund. We may have more comments after reviewing your response.

a.	Any limits on loan origination by a Fund, including a description of any limits imposed by a Fund’s fundamental investment restrictions that the Fund may not make loans except as permitted by the 1940 Act;

Response: Each Fund would add disclosure to its applicable disclosure documents stating that it may originate loans. To the extent a Fund intends to treat loan originations as a principal investment strategy, the Fund would include appropriate disclosure in its prospectus or shareholder reports, as applicable. Accordingly, each Fund would be permitted to originate loans to the extent consistent with the investment objectives and other investment guidelines set forth in its disclosure documents, and consistent applicable law.

To the extent a Fund has a fundamental investment restriction substantially to the effect as the restriction referenced in this Comment, the Fund would be permitted to originate loans in any manner consistent with the 1940 Act (subject to the Funds’ other investment guidelines, as noted above). In that regard, Section 21 of the 1940 Act states that

[i]t shall be unlawful for any registered management company to lend money or property to any person, directly or indirectly, if—(a) the investment policies of such registered company, as recited in its registration statement and reports filed under this title, do not permit such a loan; or (b) such person controls or is under common control with such registered company; except that the provisions of this paragraph shall not apply to any loan from a registered company to a company which owns all of the outstanding securities of such registered company, except directors’ qualifying shares.

PIMCO Flexible Credit Income Fund does not have any investment policies, as recited in its registration statement and relevant reports, that do not permit the Fund to engage in loan originations; any other Fund that has an investment policy that does not permit it to originate loans would not do so. Each Fund will otherwise observe Section 21 in lending money in the form of a loan origination, along with any other applicable 1940 Act requirements.

Loans may also include mezzanine loans. Unlike Loans secured by a mortgage on real property, mezzanine loans are collateralized by an equity interest in a special purpose vehicle that owns the real property.

3 See, for example, Goldman Sachs BDC, Inc.

b.	Description of overall loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

Response: The Funds would have the flexibility to originate a wide variety of loans, including, for example, senior loans, mezzanine loans, delayed funding loans, loans to private financial institutions, including commercial and residential mortgage loans, corporate loans and consumer loans. Subject to each Fund’s other investment policies and limitations, the Fund would have the flexibility to originate loans with various maturities and durations and to originate loans to borrowers anywhere in the world.

The Funds may originate direct loans to borrowers and may provide financing to borrowers directly or through companies acquired (or created) and owned by or otherwise affiliated with one or more Funds. In determining whether to make a direct loan, a Fund expects to rely primarily upon the creditworthiness of the borrower and/or any collateral for payment of interest and the repayment of principal. Direct loans may subject a Fund to liquidity and interest rate risk, legal and regulatory risk, and the risk that a borrower may default or become insolvent. PIMCO expects that it would generally select loan origination opportunities by employing a bottom-up, disciplined credit approach driven by fundamental, independent research. PIMCO utilizes strategies that focus on credit quality analysis, duration management and other risk management techniques and would incorporate potential loan originations into such strategies. PIMCO will attempt to identify, through fundamental research driven by independent credit analysis and proprietary analytical tools, loan origination opportunities that may provide positive risk-adjusted returns based on its analysis of the borrower’s credit characteristics. PIMCO expects that it would also attempt to identify loan origination opportunities based on PIMCO’s assessment of the borrower’s credit characteristics, forecast for interest rates and other factors.

c.	Description of the Funds’ underwriting standards for these loans;

Response: PIMCO’s commercial real estate underwriting standards generally consist of, without limitation, analyzing the underlying asset(s)’ revenue, revenue contribution sources (e.g., rents vs ancillary), margins, profitability and debt service coverage, as well as the trajectory and trends of such metrics. Further, PIMCO analyzes comparable properties to determine an asset(s)’ expected position in both performing and stressed micro and macro scenarios. Such analysis of comparable properties requires utilization of third party research services, a network of real estate contacts and proprietary databases. PIMCO also analyzes a potential borrower’s financial statements and information, including the borrower’s ratio of debt to worth (leverage), available liquidity (current ratio) and past history as a borrower.

PIMCO’s corporate underwriting standards generally consist of, without limitation, analyzing the underlying asset(s)’ revenue, revenue contribution sources, capital structure margins, profitability and debt service coverage of a given company, as well as the management team and governance structure. In addition, PIMCO considers macroeconomic trends and the views of its corporate credit research team with respect to specific geographies, industries and borrower types.

d.	Whether a Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

Response: Depending on the circumstances, the Funds may reserve the right to service loans they originate, either directly or through PIMCO or another affiliated service provider, in accordance with applicable law and SEC guidance. Such services could include, for example, collecting interest, principal and escrow payments from the borrower, sending payment statements, maintaining payment records and balances, collecting and paying taxes and insurance, and administering delinquencies. However, in practice, the Funds would typically outsource most loan servicing operations to a third party.

e.	Whether a Fund will set up its own online lending platform to originate these loans.

Response: The Funds do not currently intend to establish their own lending platforms but reserve the right to do so in the future.

5.	Comment: Please confirm that each Fund’s risk disclosure will state that, when the Fund originates loans, it will be subject to the credit risk of borrowers.

Response: The Funds confirm that they will add the above-referenced disclosure.

6.	Comment: Please disclose any limits on the amount of loans a Fund may originate to issuers in the same industry (e.g., no more than 25% of the Fund’s assets).

Response: Each Fund’s loan originations will be subject to the Fund’s industry concentration policy.

7.	Comment: Please confirm to us that expenses associated with originating loans that are borne by a Fund will be reflected in the Fund’s fee table.

Response: The Funds confirm that any expenses associated with originating loans that are borne by a Fund will be reflected in the Fund’s fee table in accordance with Form N-2 or Form N-1A, as applicable. For closed-end funds that are not offering shares pursuant to an effective registration statement, applicable disclosures will be included in the Fund’s shareholder reports.

8.	Comment: Please disclose the Funds’ procedures for valuing such loans, including the following. We may have more comments after reviewing your response.

a.	What factors does a Fund consider when valuing the loans?

Response: The Funds will follow their board-approved valuation procedures (the “Valuation Procedures”), when valuing loans that the Funds originate. Whenever possible, the Funds will use market information. Market value is generally determined on the basis of last reported sale price, or if no sale price is reported, market value is determined based on quotes obtained from a quotation reporting system, established market makers, or evaluated prices supplied by an approved third-party pricing service.

In the absence of available market information (i.e., if market quotes or market based valuation methods are not readily available), then the loans will be fair valued with reference to the factors set forth in the Valuation Procedures including, but not limited to, an issuer’s financial information and projected EBITDA; valuation multiples for comparable companies; underlying collateral activity, pre-payment speed, delinquency level and credit quality; current property appraisals, market bids and unsolicited offers for real estate equity positions; amortized cost; bid, asked, or the mean of bid and asked quotations; indicative bid; evaluated or interpolated bid; original cost; multiple of estimated earnings; liquidation value; discounted cash flow; spread to treasury; yield to worst; yield to maturity; comparable quotes of similarly situated securities; correlation to market or industry sector index; and collateral value.

b.	How would factors be incorporated in a Fund’s valuation methodology?

Response: There is no single standard for determining fair value in the Funds’ Valuation Procedures, and originated loans may be valued in good faith with reference to all appropriate and available factors.

c.	Would a Fund rely on third party pricing services to value the loans? If so, what are the pricing services’ methodology to determine prices?

Response: An approved pricing service may be used to determine or assist in determining a fair value for originated loans in accordance with the factors set forth in the Valuation Procedures, provided that the responsible PIMCO pricing personnel have reviewed the pricing service’s valuation methodology and determined it to be reasonable and appropriate under the circumstances.

d.	How would a Fund adjust the fair value of the loans to reflect changes in interest rates, spread levels and other market conditions?

Response: In accordance with the Valuation Procedures, in the event that a pricing source is not readily available for a loan but there is strong correlation to one or more financial instruments (each a “Reference Instrument”) for which market quotations or other publicly available pricing information is readily available, a Fund may value the loan using the correlation between the loan and the Reference Instrument(s). A Fund may also formulate an algorithm to be used for purposes of adjusting the fair value of a loan based on changes to the valuation of the Reference Instrument(s) (and the relative weightings of each Reference Instrument, if multiple Reference Instruments are used), and which may incorporate changes to interest rates, spread levels and other market information.

e.	Confirm that valuation is determined on an individual loan basis and not on a pool of loans basis (even if the loans are pooled into Securitized Vehicles).

Response: Individual loans held by the Fund are valued on an individual loan basis. In addition, if the Fund holds loans that are pooled or held in securitized vehicles, the value of the pool or securitized vehicles will be based on the aggregation of the individual loan values, unless PIMCO receives market quotes or vendor prices at the aggregated pool or securitized level.

f.	To what extent are reliable market quotations available to determine fair value?

Response: Market quotations can be utilized as an input into our fair value pricing process. However, as loan markets are typically less transparent than traded securities markets, with far greater differentiation on a loan-by-loan basis, PIMCO also utilizes model pricing that incorporates interest rate and credit spread sensitivity, as well as remittance reports and other forms of credit performance reporting in its fair value pricing process.

* * * * *

We believe that this submission fully responds to your comments. We would like to arrange a call to discuss these responses and any additional questions from the Staff. In the meantime, please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc: Joshua Ratner, Esq.

Wu-Kwan Kit, Esq.

David C. Sullivan, Esq.